                                                                    EXHIBIT 2.20



                      ====================================

                            TIME BROKERAGE AGREEMENT

                                 BY AND BETWEEN

              EVERGREEN MEDIA CORPORATION OF DETROIT, AS LICENSEE,

                                      AND

                    KIDSTAR INTERACTIVE MEDIA INCORPORATED,
                                 AS TIME BROKER



                           DATED AS OF JULY 10, 1996


                      ====================================

                               TABLE OF CONTENTS
                               -----------------

                                                                    PAGE
                                                                    ----

ARTICLE 1   SALE OF TIME...........................................   1

       1.1  Broadcast of Programming...............................   1
       1.2  Payment................................................   1
       1.3  Holding Payments.......................................   2
       1.4  Term...................................................   2

ARTICLE 2   PROGRAMMING AND OPERATING STANDARDS AND PRACTICES......   2

       2.1  Compliance with Standards..............................   2
       2.2  Political Broadcasts...................................   2
       2.3  Handling of Communications.............................   2
       2.4  Preemption.............................................   3
       2.5  Rights in Programs.....................................   3
       2.6  "Payola" and "Plugola".................................   3
       2.7  Advertising and Programming............................   4
       2.8  Advertising Inventory..................................   4
       2.9  Compliance with Laws...................................   4
       2.10 Certifications.........................................   4

ARTICLE 3   RESPONSIBILITY FOR EMPLOYEES AND EXPENSES..............   4

       3.1  Time Broker's Employees................................   4
       3.2  Licensee's Employees...................................   4
       3.3  Time Broker's Expenses.................................   5
       3.4  Operating Expenses.....................................   5

ARTICLE 4   PAYMENT OF STATION OBLIGATIONS.........................   6

ARTICLE 5   SPORT PROGRAM CONTRACTS................................   6

ARTICLE 6   OPERATION OF STATION...................................   6

ARTICLE 7   OPTION TO PURCHASE; RIGHT OF FIRST REFUSAL.............   7

ARTICLE 8   INDEMNIFICATION........................................   7

       8.1  Indemnification Rights.................................   7
       8.2  Procedures.............................................   8

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                                                                    PAGE
                                                                    ----

ARTICLE 9   DEFAULT................................................   9

       9.1  Events of Default......................................   9
       9.2  Cure Periods...........................................   9

ARTICLE 10  TERMINATION............................................   9

      10.1  Expiration of Term.....................................   9
      10.2  Termination Upon Default...............................   9
      10.3  Change in FCC Rules....................................   9
      10.4  Consummation of Option Exercise........................  10
      10.5  Termination Pursuant to Section 3.4....................  10
      10.6  Certain Matters Upon Termination.......................  10

ARTICLE 11  REMEDIES...............................................  11

ARTICLE 12  CERTAIN REPRESENTATIONS AND WARRANTIES OF THE PARTIES..  11

      12.1  Representations and Warranties of Time Broker..........  11
      12.2  Organization...........................................  11
      12.3  Authorization; Enforceability..........................  11
      12.4  No Consent.............................................  11
      12.5  No Breach..............................................  11
      12.6  Actions and Proceedings................................  12
      12.7  Representations, Warranties and Covenants of Licensee..  12
      12.8  Corporate Organization.................................  12
      12.9  Authorization; Enforceability..........................  12
      12.10 No Consent.............................................  12
      12.11 No Breach..............................................  12
      12.12 Actions and Proceedings................................  12
      12.13 Maintenance of Current Coverage........................  13
      12.14 Insurance..............................................  13

ARTICLE 13  MISCELLANEOUS..........................................  13

      13.1  Modification and Waiver................................  13
      13.2  No Waiver; Remedies Cumulative.........................  13
      13.3  Construction...........................................  13
      13.4  Headings...............................................  14
      13.5  Successors and Assigns; Exclusive Dealings.............  14
      13.6  Force Majeure..........................................  14
      13.7  Broker.................................................  14
      13.8  Counterpart Signatures.................................  14

                                                                    PAGE
                                                                    ----
      13.9  Notices................................................  14
      13.10 Entire Agreement.......................................  15
      13.11 Severability...........................................  15
      13.12 No Joint Venture.......................................  16
      13.13 Damage to Station......................................  16
      13.14 Noninterference........................................  16
      13.15 Regulatory Changes.....................................  16
      13.16 Station Revenue........................................  16
      13.17 Confidentiality........................................  16

                        TABLE OF SCHEDULES AND EXHIBITS
                        -------------------------------


     Schedule 1.1        Programming

     Schedule 12.12      Actions and Proceedings

     Schedule 13.18      Non-Competition Covenant Exceptions

                            TIME BROKERAGE AGREEMENT


          This Time Brokerage Agreement (this "Agreement") is made as of the July 10, 1996, by and between EVERGREEN MEDIA CORPORATION OF DETROIT, a Delaware corporation, with an address at 433 E. Las Colinas Blvd., Suite 1130, Irving, TX 75039 ("Evergreen"), and KIDSTAR INTERACTIVE MEDIA, INC., a _________ corporation, with an address at 1334 First Ave., Suite 150, Seattle, WA 98101 ("Time Broker").

                                   BACKGROUND

          WKQI\WDOZ\WNIC License Corp. ("Licensee"), the licensee of the license of AM Broadcast Station WDOZ-AM, 1310 KHz, Detroit, Michigan, (the "Station"), is a wholly owned subsidiary of Evergreen. Time Broker and Evergreen, on behalf of Licensee, desire to enter into an agreement providing for the sale of substantially all of the broadcast time of the Station to Time Broker, subject to the rules and policies of the Federal Communications Commission (the "FCC"). In consideration of the foregoing and of the mutual promises, covenants, and conditions set forth below, the parties agree as follows:

                                   ARTICLE 1

                                  SALE OF TIME

          1.1 Broadcast of Programming. Effective as of August 1, 1996 (the "Commencement Date"), Licensee shall broadcast on the Station, or cause to be broadcast on the Station, programs which are presented to it by Time Broker as described in greater detail on Schedule 1.1 (the "Programming"). Time Broker shall deliver at its own cost the Programming to Licensee's transmitter sites.

          1.2 Payment. Time Broker shall pay Licensee for broadcast of the Programming the monthly rate of $30,000 (the "Monthly Payment") for the first year, with the rate increasing 10% on each anniversary of the Commencement Date. In the event that the Commencement Date occurs on a day other than the first day of a month, the initial monthly payment made by Time Broker shall be an amount equal to the Monthly Payment as determined above multiplied by a ratio, the numerator of which is the number of days between the Commencement Date and the end of the month in which the Commencement Date occurs and the denominator of which is the number of days in the month in which the Commencement Date occurs; and in the event the termination date of the Agreement occurs other than on the last day of a month, the Monthly Payment for the month in which such termination occurs shall be similarly prorated. The initial monthly payment shall be due upon execution hereof. All other Monthly Payments shall be paid by wire transfer of immediately-available funds on the earlier of (a) the first business day of the month or (b) in the event the first day of the month is not a business day, the last business day of the preceding month.

          1.3 Holding Payments. Time Broker shall pay Licensee One Hundred Thousand Dollars ($100,000) upon the execution of this Agreement (the "Holding Payments"). The Holding Payments shall be applied to the purchase price due upon the consummation of a purchase of the Station by Time Broker pursuant to Article 7 of this Agreement.

          1.4 Term. Unless terminated earlier in accordance with the express provisions hereof, this Agreement shall continue for a term of five years from August 1, 1996.

                                   ARTICLE 2

               PROGRAMMING AND OPERATING STANDARDS AND PRACTICES.

          2.1 Compliance with Standards. All Programming delivered by Time Broker and all programming supplied by Licensee during the term of this Agreement shall be in accordance with applicable statutes and FCC requirements. Licensee reserves the right to refuse to broadcast any Programming containing matter which the Licensee reasonably believes is not in the public interest or may be violative of any right of any third party, or which may constitute a "personal attack" as that term is and has been defined by the FCC or which Licensee reasonably determines is, or in the reasonable opinion of Licensee may be deemed to be, indecent or obscene by the FCC or any court or other regulatory body with authority over Licensee or the Station. If Time Broker does not adhere to the foregoing requirements, Licensee may suspend or cancel any specific program not so in compliance, without any reduction or offset in the payments due Licensee under this Agreement.

          2.2 Political Broadcasts. Time Broker shall maintain and deliver to Licensee all records and information required by the FCC to be placed in the public inspection files of the Station pertaining to the broadcast of political programming and advertisements, in accordance with the provisions of Sections
73.1940 and 73.3526 of the FCC's rules, and agrees to broadcast sponsored programming addressing political issues or controversial subjects of public importance, in accordance with the provisions of Section 73.1212 of the FCC's rules. Time Broker shall consult with Licensee and adhere to all applicable statutes and the rules, regulations and policies of the FCC, as announced from time to time, with respect to the carriage of political advertisements and programming (including, without limitation, the rights of candidates and, as appropriate, others to "equal opportunities" and the carriage of contrasting points of view as mandated by any "fairness" rule with respect to such "issue-oriented" advertising or programming as may be broadcast) and the charges permitted therefor. Time Broker shall provide to Licensee such documentation relating to such programming as Licensee shall reasonably request.

          2.3 Handling of Communications. Time Broker shall cooperate with Licensee in promptly responding to all mail, cables, telegrams or telephone calls directed to the Station in connection with the Programming provided by Time Broker or any other matter relevant to its responsibilities hereunder. Time Broker shall provide copies of all such correspondence to Licensee. Time Broker shall promptly advise Licensee of any public or FCC complaint or inquiry known to Time Broker concerning such Programming, and shall provide Licensee with copies of any letters to Time Broker from the public, including complaints concerning such Programming.

Notwithstanding the foregoing, Licensee shall handle all matters or inquiries relating to FCC complaints and any other matters required to be handled by Licensee under the rules and regulations of the FCC.

          2.4 Preemption. Licensee may, from time to time, preempt portions of the Programming to broadcast emergency information or programs it deems would better serve the public interest, and may refuse to broadcast any program or announcement of Time Broker should Licensee deem such program or announcement to be contrary to the public interest as set forth in Section 2.1. Time Broker shall be notified at least one week in advance of any preemption of any of the Programming for the purpose of broadcasting programs Licensee deems necessary to serve the public interest unless such advance notice is impossible or impractical, upon which Licensee shall notify Time Broker promptly upon making such determination. In the event of any such preemption, Time Broker shall be entitled to deduct from the Monthly Payment, as described in Section 1.2, for the month in which such preemption occurs an amount equal to (i) the percentage of the total programming hours per month brokered to Time Broker which were preempted during such month times (ii) the Monthly Payment. Licensee represents and covenants that preemption shall only occur to the extent Licensee deems necessary to carry out its obligations as an FCC licensee, and expressly agrees that its right of preemption shall not be exercised in an arbitrary manner or for the commercial advantage of Licensee or others. In the event that Licensee preempts more than three (3) hours in any calendar day, or more than seven (7) hours over any seven (7) consecutive calendar days, or more than thirty (30) hours over any consecutive thirty (30) day period, then Time Broker shall be entitled at its sole option to terminate this Agreement without further obligation to Licensee except for payments (if any) already due to Licensee and to pursue all other legal remedies available to it.

          2.5 Rights in Programs. All right, title and interest in and to the Programming, and the right to authorize the use of the Programming in any manner and in any media whatsoever, shall be and remain vested at all times solely in Time Broker, except for sports programming provided by Licensee as provided in
Schedule 1.1.

          2.6 "Payola" and "Plugola". Time Broker agrees that it will take steps, including the continuation of Licensee's system for periodic execution of affidavits, reasonably designed to assure that neither it nor its employees or agents will accept any gift, gratuity or other consideration, directly or indirectly, from any person or company for the playing of records, the presentation of any programming or the broadcast of any commercial announcement over the Station without such broadcast being announced as sponsored. It is further understood and agreed that no commercial message, plugs, or undue reference shall be made in programming presented over the Station to any business venture, profit-making activity or other interest (other than non-commercial announcements for bona fide charities, church activities or other public service activities) without such broadcast being announced as sponsored.

          2.7 Advertising and Programming. Beginning with the Commencement Date, Time Broker shall be entitled to all revenue from the sale of advertising or program time on the Station. Licensee shall remain entitled to all revenue from the sale of advertising or program time on the Station for all days prior to the Commencement Date. Except as otherwise provided herein, Time Broker does not assume any obligation of Licensee under any contract or advertising arrangement entered into by Licensee on or after the Commencement Date. Time Broker will advise Licensee of its lowest unit charge for political advertising, and Licensee shall not do anything that would lower Time Broker's lowest unit charge.

          2.8 Advertising Inventory. Time Broker will make available to Licensee five percent (5%) of Time Broker's Run of Schedule commercial inventory (in 60 second segments) for Licensee's cross promotional use with Licensee's advertisers and clients, and Licensee will make available to Time Broker reciprocal cross-promotional inventory of equal value on its FM station WNIC-FM. Time Broker has the right to reject use of this inventory by Licensee if Time Broker reasonably believes that the use would be objectionable to its target audience or target advertisers, and Licensee has the right to reject use of this inventory by Time Broker if Licensee reasonably believes that the use would be objectionable to its target audience or target advertisers.

          2.9 Compliance with Laws. At all times during the term of this Agreement, Time Broker and Licensee shall comply in all material respects with all applicable federal, state and local laws, rules and regulations, including the use of FCC-licensed operators where such are required.

          2.10 Certifications. Pursuant to Section 73.3555(a)(2)(ii) of the FCC's rules, Licensee certifies that it maintains ultimate control over the Station's facilities, including specifically control over station finances, personnel and programming, and Time Broker certifies that this Agreement complies with the provisions of Sections 73.3555(a)(1) and (e)(1) of the FCC's rules.

                                   ARTICLE 3

                   RESPONSIBILITY FOR EMPLOYEES AND EXPENSES

          3.1 Time Broker's Employees. Time Broker shall employ and be responsible for the payment of salaries, taxes, insurance and all other costs related to all Time Broker personnel used in the production of the Programming.

          3.2  Licensee's Employees.

               (a) Licensee shall employ and be responsible for the payment of salaries, taxes, insurance and all other costs related to the personnel necessary to fulfill its obligations as Licensee and to transmit the Programming.

               (b) Licensee will not incur any liability on account of Time Broker's employees in connection with the transactions contemplated by this Agreement including, without limitation, any liability on account of unemployment insurance contributions, termination payments, accrued sick leave or accrued vacation.

               (c) Time Broker shall have no authority over and shall not supervise persons in the employ of Licensee after the Commencement Date.

          3.3 Time Broker's Expenses. Time Broker shall pay for all costs associated with the production and delivery of the Programming, including but not limited to, all ASCAP, BMI, SESAC and other copyright fees. It is expressly agreed and understood that Time Broker will produce the Programming entirely within its own studio facilities, will rent off-premises space for its sales and marketing team, and will be responsible for payment of all fees and expenses relating to the operation and maintenance of such studio facilities and off-premises space. Licensee shall be responsible for all ASCAP, BMI, SESAC and other copyright fees attributable to Licensee's programming on the station.

          3.4 Operating Expenses. Licensee shall be responsible for the payment of all fees and expenses relating to operation and maintenance of the Station as necessary for Licensee to maintain the licensed transmitting capability of the Station and fulfill its obligations as an FCC licensee, including but not limited to salaries, commissions, insurance on the Station's equipment, insurance and benefits for employees of Licensee, federal, state and local taxes, and rents and utilities at the Station's transmitter sites. Time Broker shall reimburse Licensee for its non-capital ordinary reasonable and customary expenses (excluding salary, benefits and similar expenses for Licensee's employees, rent and utilities at the transmitter sites for the Station, and federal, state and local income taxes) incurred in operating the Station (the "Operating Expenses"), including but not limited to, maintenance of the tower and transmitter equipment, electrical maintenance, security, insurance, insurance deductibles on claims, federal, state and local taxes (but not Licensee's income taxes), and sales tax on the payment due under this Agreement (if any). Licensee shall bill Time Broker for such expenses as they are incurred by delivery of a statement in reasonable detail with back-up invoices, payment for which shall be due within thirty (30) days of such billing. In addition, Time Broker shall pay Licensee a monthly facility fee of $ 1,100 in the same manner as provided for payment of the Monthly Payment (the "Facility Fee"). In the event the annual sum of the Operating Expenses and the Facility Fee (together the "Expenses") exceeds $65,000, Time Broker may elect not to reimburse Licensee for the amount of the Expenses that exceeds $65,000 per year (the "Excess Expenses"), provided however that if Time Broker makes such election, Licensee shall have the option to terminate this Agreement. If Time Broker reimburses Licensee for the Excess Expenses, the amount of the Excess Expenses that Time Broker pays to Licensee shall be applied against the purchase price if Time Broker purchases the Station pursuant to Article 7 of this Agreement.

                                   ARTICLE 4

                         PAYMENT OF STATION OBLIGATIONS

          Licensee shall promptly pay when due and satisfy all obligations owing to, or reach a settlement with, all third parties with respect to the operation of the Station prior to the Commencement Date, to the extent required to grant Time Broker the full enjoyment of its rights hereunder.

                                   ARTICLE 5

                            SPORT PROGRAM CONTRACTS

          Notwithstanding any provision of this Agreement to the contrary, Time Broker agrees to carry and include in the Programming Licensee's sport contracts which expire on December 31, 1996 (the "Sport Program Contracts"). Licensee retains its right to receive all revenue from the commercials broadcast during Programming presented pursuant to the Sport Program Contracts. Time Broker shall not be liable to pay Licensee for the portion of the Operating Expenses that is attributable to the broadcast of the Sport Program Contracts (the "Sport Program Operating Expenses"). For each thirty-day period, the Sport Program Operating Expenses shall equal the amount of Operating Expenses for such thirty-day period multiplied by a fraction the numerator of which equals (i) the number of hours, or fractions thereof, that Time Broker broadcasts Programming pursuant to the Sport Program Contracts for such thirty-day period and the denominator of which equals (ii) the number of hours that Programming is broadcast over the Station for such thirty-day period. Licensee shall provide to Time Broker a sport programming schedule that contains the time and dates of programming that must be carried pursuant to the Sport Program Contracts thirty (30) days prior to the time such programming must be carried and will provide Time Broker with seven (7) days notice of any scheduling changes. Time Broker has the right to reject sponsor involvement if the specific sponsor is inappropriate (within reasonable limits) for placement in children's format.

                                   ARTICLE 6

                              OPERATION OF STATION

          Notwithstanding any provision of this Agreement to the contrary, Licensee shall retain full authority and power with respect to the operation of the Station during the term of this Agreement. The parties agree and acknowledge that Licensee's continued control of the Station is an essential element of the continuing validity and legality of this Agreement. Accordingly, Licensee shall employ the General Manager of the Station and such other personnel (not less than one) as Licensee determines may be necessary to fulfill its obligations as a licensee under the Communications Act of 1934, as amended (the "Communications Act"). Licensee shall retain full authority and control over the policies, programming and operations of the Station, including, without limitation, the decision whether to preempt Programming in accordance with
Section 2.4
hereof. Licensee shall have full responsibility to effectuate compliance with the Communications Act and with FCC rules, regulations and policies.

                                 ARTICLE 7

                   OPTION TO PURCHASE; RIGHT OF FIRST REFUSAL

          Time Broker shall have the option to purchase the Station as set forth in this Article (the "Option"). The Option may be exercised by written notice given to Licensee at any time during the thirty-sixth (36th), forty-eighth
(48th) or sixtieth (60th) months of the term of this Agreement provided this Agreement is in effect and Time Broker is not in material breach of its obligations under this Agreement at the time of such notice. If Time Broker notifies Licensee that it desires to exercise the Option, the parties shall negotiate in good faith for up to thirty (30) days to determine a price and other terms for the sale of the Station by Licensee to Time Broker. If after such negotiations, the parties are unable to reach an agreement, Time Broker shall have a right of first refusal to purchase the Station as follows (the "Right of First Refusal"): If Licensee receives a bona fide offer to purchase the Station from a third party or if Licensee makes a bona fide offer to sell the Station to a third party, prior to Licensee entering into an agreement to sell the Station (or after entering into such an agreement which must be contingent upon Time Broker's election not to exercise its rights hereunder), Licensee shall submit the terms of the bona fide offer to Time Broker. During the life of Time Broker's Right of First Refusal, any contract(s) or written agreement(s) to sell all or substantially all of the assets of, or equity in, the Station and to which Licensee, but not Time Broker, is a party, shall expressly recognize and be subject to Time Broker's Right of First Refusal. If Time Broker does not advise Licensee in writing that it will purchase the Station upon the terms of such offer within ten (10) days of receipt of such offer, Licensee shall have thirty (30) days for good faith negotiations with third parties to enter into an agreement to sell the Station upon terms substantially similar to those presented to Time Broker. If Licensee, in good faith, does not sell the Station upon such terms within such time period, the Right of First Refusal shall remain in effect. Time Broker's Right of First Refusal shall terminate upon the termination of this Agreement.

                                  ARTICLE 8

                                INDEMNIFICATION

          8.1 Indemnification Rights. Each party will indemnify and hold harmless the other party, and the directors, officers, partners, employees, agents and affiliates of such other party, from and against any and all liability, including without limitation reasonable attorneys' fees arising out of or incident to (i) any breach by such party of a representation, warranty or covenant made herein, (ii) the programming produced or furnished by such party hereunder, or (iii) the conduct of such party, its employees, contractors or agents (including negligence) in performing its or their obligations hereunder. Without limiting the generality of the foregoing, each party will indemnify and hold harmless the other party, and the directors, officers, partners, employees, agents and affiliates of such other party, from and against any and all liability for libel, slander, infringement of trademarks, trade names, or program titles, violation of rights of privacy, and infringement of copyrights and proprietary rights resulting from the programming produced or furnished by it hereunder. The parties' indemnification obligations hereunder shall survive any termination or expiration of this Agreement for a period of two years; provided, however, that if this Agreement terminates as a result of the Section 10.4 of this Agreement, the indemnification rights in this Section shall terminate.

          8.2 Procedures. The party seeking indemnification under this Section ("Indemnitee") shall give the party from whom it seeks indemnification ("Indemnitor") prompt notice, in accordance with Section 13.9, of the assertion of any such claim; provided, however, that the failure to give notice of a claim within a reasonable time shall only relieve the Indemnitor of liability to the extent it is materially prejudiced thereby. Promptly after receipt of written notice, as provided herein, of a claim by a person or entity not a party to this Agreement, the Indemnitor shall assume the defense of such claim; provided, however, that (i) if the Indemnitor fails, within a reasonable time after receipt of written notice of such claim, to assume the defense, compromise, and settlement of such claim on behalf of and for the account and risk of the Indemnitor, subject to the right of the Indemnitor (upon notifying the Indemnitee of its election to do so) to assume the defense of such claim at any time prior to the settlement, compromise, judgment, or other final determination thereof, or if in the reasonable judgment of the Indemnitee, based on the advice of its counsel, a direct or indirect conflict of interest exists between the Indemnitee and the Indemnitor, the Indemnitee shall (upon notifying the Indemnitor of its election to do so) have the right to undertake the defense, compromise, and settlement of such claim on behalf of and for the account and risk of the Indemnitor (it being understood and agreed that the Indemnitor shall not be entitled to assume the defense of such claim), and (ii) if the Indemnitee in its sole discretion so elects, it shall (upon notifying the Indemnitor of its election to do so) be entitled to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of counsel so employed shall (except as contemplated by clause (i) above) be borne solely by the Indemnitee. The Indemnitor shall not settle or compromise (x) any claim or consent to the entry of any judgment that does not include as an unconditional term thereof the grant by the claimant or plaintiff to each Indemnitee of a release from any and all liability in respect thereof, or (y) any claim in any manner, or consent to the entry of any judgment, that could reasonably be expected to have a material adverse effect on the Indemnitee. If upon presentation of a claim for indemnity hereunder, the Indemnitor does not agree that all, or part, of such claim is subject to the indemnification obligations imposed upon it pursuant to this Agreement, it shall promptly so notify the Indemnitee. Thereupon, the parties shall attempt to resolve their dispute, including where appropriate, reaching an agreement as to that portion of the claim, if any, which both concede is subject to indemnification. To the extent that the parties are unable to reach some compromise, either party may unilaterally submit the matter for determination by a court of competent jurisdiction.

                                   ARTICLE 9

                                    DEFAULT

          9.1 Events of Default. The following, after the expiration of the applicable cure periods specified in the next subsection, shall constitute Events of Default under the Agreement:

               (a) Non-Payment. Time Broker's failure to timely pay the consideration provided for in Section 1.2;

               (b) Default in Covenants. Time Broker's or Licensee's default in the observance or performance of any material covenant, condition or agreement contained herein;

               (c) Breach of Representation. Time Broker's or Licensee's material breach of any representation or warranty made by it herein, or in any certificate or document furnished pursuant to the provisions hereof, which shall prove to have been false or misleading in any material respect as of the time made or furnished; or

          9.2 Cure Periods. An Event of Default shall not be deemed to have occurred until thirty (30) days (or in the event of a payment default, ten (10) days) after the non-defaulting party has provided the defaulting party with written notice specifying the event or events that if not cured would constitute an Event of Default, and such an event of default has not been cured. If a payment default has already occurred twice during any 12 month period, then an Event of Default shall be deemed to have occurred, in the event of a further payment default, upon receipt of the written notice described above.

                                   ARTICLE 10

                                  TERMINATION

          10.1 Expiration of Term. This Agreement shall terminate upon the expiration of the term hereof as set forth in Section 1.4.

          10.2 Termination Upon Default. In addition to other remedies available at law or equity, this Agreement may be terminated as set forth below by either Licensee or Time Broker by written notice to the other if the party seeking to terminate is not then in material default or breach hereof, upon the occurrence of an uncured Event of Default.

          10.3 Change in FCC Rules. This Agreement may be terminated by Licensee upon written notice to Time Broker if, upon any change in FCC rules, policies or precedent that would cause this Agreement to be in violation thereof and such change is final, in effect and has not been stayed, the parties are unable, after negotiating in good faith for at least thirty (30) days, to modify this Agreement to comply with the change in FCC rules, policies or precedent.

          10.4 Consummation of Option Exercise. If then still in effect, this Agreement shall terminate upon the consummation of the acquisition of the Station by Time Broker pursuant to Section 7.1 of this Agreement.

          10.5 Termination Pursuant to Section 3.4. This Agreement may be terminated by Licensee upon written notice to Time Broker if Time Broker elects not to reimburse Licensee for any Excess Expenses.

          10.6  Certain Matters Upon Termination.

                (a) Upon any termination or expiration of this Agreement, Licensee shall be under no further obligation to make available to Time Broker any further broadcast time or broadcast transmission facilities and Time Broker shall be responsible for all debts and obligations of Time Broker resulting from the use of air time and transmission facilities prior to the termination date including without limitation accounts payable and net trade balances to the extent the value (at current rates for time on the Station as of the date of such termination or expiration) of unfilled obligations of the Time Broker under any Trade Agreements entered into by Time Broker after the Commencement Date exceeds in the aggregate the reasonable fair market value of any consideration yet to be received by Licensee in exchange for the provision of time on the Station.

                (b) If the termination of this Agreement is other than pursuant to Section 10.4, Time Broker shall (i) assign to Licensee and Licensee shall assume the Contracts in effect on the date of such termination or expiration;
(ii) be responsible for only those obligations under the Contracts arising on or after the Commencement Date and prior to the termination of this Agreement; and
(iii) be responsible for collecting the accounts receivable arising from Time Broker's operation of the Station after the Commencement Date ("Time Broker's Receivables"). Licensee shall reimburse Time Broker for sales commissions paid by Time Broker to Time Broker's employees for sales relating to time sale contracts to the extent that the revenue from such sales relates to programming delivered after the termination of this Agreement.

                (c) Notwithstanding anything in Section 8.1 to the contrary, no expiration or termination of this Agreement shall terminate the obligation of each party to indemnify the other for claims under the Indemnification Section hereof or limit or impair any party's rights to receive payments due and owing hereunder on or before the date of such termination.

                                   ARTICLE 11

                                    REMEDIES

          In addition to a party's rights of termination hereunder (and in addition to any other remedies available to it or provided under law), in the event of an uncured Event of Default with respect to either party, the other may seek specific performance of this Agreement, in which case the defaulting party shall waive the defense in any such suit that the other party has an adequate remedy at law and interpose no opposition, legal or otherwise, as to the propriety of specific performance as a remedy hereunder.

                                   ARTICLE 12

             CERTAIN REPRESENTATIONS AND WARRANTIES OF THE PARTIES

          12.1 Representations and Warranties of Time Broker. Time Broker hereby represents and warrants to Licensee as follows:

          12.2 Organization. Time Broker is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and duly qualified to do business in the State of Michigan.

          12.3 Authorization; Enforceability. This Agreement has been duly executed and delivered by Time Broker, and is valid, binding and enforceable against Time Broker in accordance with its terms. Time Broker has full right, power, authority and legal capacity to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery or performance of this Agreement and the consummation of the transactions provided for hereby have been duly authorized by all necessary corporate action on the part of Time Broker, and no corporate or other proceedings on the part of Time Broker are necessary to authorize the execution or delivery of this Agreement or the transactions contemplated hereby.

          12.4 No Consent. No consent of any other party and no consent, license, approval or authorization of, or exemption by, or filing, restriction or declaration with, any governmental authority, bureau, agency or regulatory authority, other than the filing of this Agreement with the FCC, is required in connection with the execution, delivery or performance of this Agreement by Time Broker or will effect the validity or performance of this Agreement.

          12.5 No Breach. Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute or result in the breach of any term, condition or provision of, or constitute a default under, or result in the creation of any lien, charge or encumbrance upon any property or assets of Time Broker pursuant to the articles of incorporation of Time Broker, its bylaws, any agreement or other instrument to which Time

Broker is a party or by which any part of its property is bound, or violate any law, regulation, judgment or order binding upon Time Broker.

          12.6 Actions and Proceedings. No proceeding is pending against Time Broker or, to the knowledge of Time Broker, threatened before any court or governmental agency to restrain or prohibit, or to obtain damages, or other relief in connection with, this Agreement, or the consummation of the transactions contemplated hereby or thereby or that might adversely affect Time Broker's performance under this Agreement.

          12.7 Representations, Warranties and Covenants of Licensee. Licensee hereby represents, warrants and covenants to Time Broker as follows:

          12.8 Corporate Organization. Licensee is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is duly authorized to conduct business in the State of Michigan and has full power and authority to conduct its business as currently conducted and proposed to be conducted and to enter into and perform this Agreement.

          12.9 Authorization; Enforceability. This Agreement has been duly executed and delivered by Licensee, and is valid, binding and enforceable against Licensee in accordance with its terms. Licensee has full right, power, authority and legal capacity to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions provided for hereby have been duly authorized by all necessary corporate action on the part of Licensee, and no other corporate or other proceedings on the part of Licensee are necessary to authorize the execution or delivery of this Agreement or the transactions contemplated hereby.

          12.10 No Consent. No consent, license, approval or authorization of or exemption by, or filing, restriction or declaration with, any governmental authority, bureau, agency or regulatory authority, other than the filing of this Agreement with the FCC, is required in connection with the execution, delivery or performance of this Agreement or will affect the validity or enforceability of this Agreement.

          12.11 No Breach. Except to the extent any of the Pre-Commencement Time Sale Contracts require consent to assignment, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute or result in the breach of any term, condition or provision of, or constitute a default under, or result in the creation of any lien, charge or encumbrance upon any property or assets of Licensee pursuant to the articles of incorporation of Licensee, its bylaws, any agreement or other instrument to which Licensee is a party or by which any part of its property is bound, or violate any law, regulation, judgment or order binding upon Licensee.

          12.12 Actions and Proceedings.  Except as set forth on Schedule
12.12, there is no judgment outstanding and no litigation, claim, investigation or proceeding pending against Licensee or, to the knowledge of Licensee, threatened before any court or governmental agency to restrain or prohibit, or to obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby or that might affect the continued operation of the Station or materially impair the value of the assets used or useful in operation of the Station (the "Assets").

          12.13 Maintenance of Current Coverage. During the term hereof, Licensee shall take no action to modify the authorizations pursuant to which the Station operates which would have the effect of reducing the currently authorized coverage of the Station.

          12.14 Insurance. During the term hereof, Licensee shall maintain casualty insurance covering the assets used in the operation of the Station upon such terms and conditions as are standard for a prudent operator in the radio business, provided that coverage is in such amount as have been historically maintained by Licensee over twelve (12) months preceding this Agreement and that such terms shall include replacement cost coverage for the transmitter system used in the operation of the Station. Said insurance policy or policies shall be written by one or more responsible, reputable, and financially secure insurance companies and shall name Licensee as the insured and the entity to which the proceeds from and loss or losses covered thereby shall be paid, but shall name Time Broker as an additional insured.

                                   ARTICLE 13

                                 MISCELLANEOUS

          13.1 Modification and Waiver. No modification or waiver of any provision of this Agreement shall in any event be effective unless the same shall be in writing signed by the party against whom the waiver is sought to be enforced, and then such waiver and consent shall be effective only in the specific instance and for the purpose for which given.

          13.2 No Waiver; Remedies Cumulative. No failure or delay on the part of Licensee or Time Broker in exercising any right or power hereunder shall operate as a waiver thereof, nor any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, shall preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of Licensee and Time Broker herein provided are cumulative and are not exclusive of any rights or remedies which they may otherwise have.

          13.3 Construction. This Agreement shall be construed in accordance with the laws of the State of Michigan without reference to conflict of laws principles, and the obligations of the parties hereto are subject to all federal state or municipal laws or regulations now or hereafter in force and to the regulations of the FCC and all other governmental bodies or authorities presently or hereafter duly constituted. Any litigation seeking to enforce any provision of, or based on any right arising out of this Agreement shall be brought either in a court of the State of Michigan that has jurisdiction over the matter in question or in the United States District Court for Eastern District of Michigan if it has or can acquire jurisdiction. The parties agree that those courts shall be the exclusive forums for all such actions, and hereby waive any objection to venue in those courts based on the doctrine of forum non
                                                                      ----- ---
conveniens or otherwise.
- ----------

          13.4 Headings. The headings contained in this Agreement are included for convenience only and no such heading shall in any way alter the meaning of any provision.

          13.5  Successors and Assigns; Exclusive Dealings.  Time Broker
may not assign this Agreement without the prior written consent of Licensee, except (i) to a wholly-owned subsidiary of, or an affiliate under common control and with the same ultimate owners as, Time Broker or (ii) pursuant to a collateral assignment to Time Broker's lenders for the purpose of securing Time Broker's obligations to such lenders; provided, however, that no such assignment
                                      --------  -------
shall relieve Time Broker of its obligations hereunder. This Agreement may not be assigned by Licensee without the consent of Time Broker except pursuant to a collateral assignment to Licensee's lenders for the purpose of securing Licensee's obligations to such lenders. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. For so long as this Agreement remains in effect neither Licensee nor Time Broker nor any party acting as Licensee's or Time Broker's agent shall directly or indirectly solicit or initiate any offer from, or conduct any negotiations with, or provide any information to any person (other than to Licensee or Time Broker, as the case may be) concerning the acquisition of the Station.

          13.6  Force Majeure.  Both parties acknowledge and agree that a party will not be liable for any failure to timely perform any of its obligations under this Agreement if such failure is due, in whole or in part, directly or indirectly, to accidents, fires, floods, governmental actions, war, civil disturbances, other causes beyond such party's control or any other occurrence which would generally be considered an event of force majeure.
                                                           ----- -------

          13.7 Broker. The parties agree to indemnify and hold each other harmless against any claims from any broker or finder based upon any agreement, arrangement, or understanding alleged to have been made by the indemnifying party.

          13.8 Counterpart Signatures. This Agreement may be signed in one or more counterparts.

          13.9 Notices. All notices, requests, demands, and other communications pertaining to this Agreement shall be in writing and shall be deemed duly given when delivered personally (which shall include delivery by Federal Express or other nationally recognized, reputable overnight courier service that issues a receipt or other confirmation of delivery) to the party for whom such communication is intended, or three (3) business days after the date mailed by certified or registered U.S. mail, return receipt requested, postage prepaid, addressed as follows:

     If the notice is to Time Broker:

                         KidStar Interactive Media Inc.
                         1334 First Ave.
                         Suite 150
                         Seattle, WA 98101

     With a copy to:

                         Whalen & Firestone
                         1221 Second Avenue
                         Suite 410
                         Seattle, WA 98101
                         Attn:  Bruce Firestone, Esq.

     If the notice is to Licensee:

                         Evergreen Media Corporation of Detroit
                         433 E. Las Colinas Blvd.
                         Suite 1130
                         Irving, TX  75039
                         Attn:  Scott Ginsburg, Chief Executive Officer


     With a copy to:

                         Latham & Watkins
                         1001 Pennsylvania Avenue, N.W.
                         Suite 1300
                         Washington, D.C.  20004
                         Attn:  Kevin C. Boyle, Esq.

Either party may change its address for notices by notice to such effect to the other party.

          13.10 Entire Agreement. This Agreement(including all attachments, exhibits and schedules) embody the entire agreement between the parties and there are no other agreements, representations, warranties, or understandings, oral or written, between them with respect to the subject matter hereof.

          13.11 Severability. Except as expressly set forth in section on regulatory changes Section 13.15, if any provision contained in this Agreement is held to be invalid, illegal or unenforceable in any respect by any court or other authority, then such provision shall be deemed limited to the extent that such court or other authority deems it reasonable and enforceable, and as so limited shall remain in full force and effect. In the event that such court or other authority shall deem any such provision wholly unenforceable, this shall not affect any other provision hereof, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had not been contained herein unless the invalidity or unenforceability of such provision or provisions causes the terms of this Agreement to conflict with the underlying business agreement of the parties as reflected in this Agreement as written.

          13.12 No Joint Venture. The parties agree that nothing herein shall constitute a joint venture between them. The parties acknowledge that call letters, trademarks and other intellectual property shall at all times remain the property of the respective parties and that neither party shall obtain any ownership interest in the other party's intellectual property by virtue of this Agreement.

          13.13 Damage to Station. In the event of damage to the Station that prevents the Station from operating as normal, Licensee shall take commercially reasonable steps to promptly restore the operations of the Station; provided, however, that Licensee shall not be required to expend amounts in excess of insurance proceeds (other than any applicable deductible) on such restoration.

          13.14 Noninterference. During the term of this Agreement, neither Licensee nor any of its employees shall take any actions that might impair the operations of Time Broker conducted hereunder, except to the extent expressly contemplated by this Agreement or as otherwise required by law.

          13.15 Regulatory Changes. In the event of any order or decree of an administrative agency or court of competent jurisdiction, including without limitation any material change or clarification in FCC rules, policies, or precedent, that would cause this Agreement to be invalid or violate any applicable law, and such order or decree has become effective and has not been stayed, the parties will use their respective best efforts and negotiate in good faith to modify this Agreement to the minimum extent necessary so as to comply with such order or decree without material economic detriment to either party, and this Agreement, as so modified, shall then continue in full force and effect. In the event that the parties are unable to agree upon a modification of this Agreement so as to cause it to comply with such order or decree without material economic detriment to either party, then this Agreement shall be terminated.

          13.16 Station Revenue. Throughout the Term of this Agreement, all revenues, direct and indirect, that result from or relate to, Time Broker's Programming (excluding revenue from the commercials broadcast during Programming presented pursuant to the Sport Program Contracts), including but not limited to the sale by Time Broker of advertising time and/or programs, including all accounts receivable, shall belong to and be the property of Time Broker.

          13.17 Confidentiality. Each party agrees that any and all non-public information learned or obtained by it from the other shall be confidential and agrees not to disclose any such information to any person whatsoever other than as is necessary or prudent for the purpose of effecting this Agreement or as otherwise required by law.

          13.18 Non-Competition Covenant.

                (a) Except as disclosed on Schedule 13.18 and as provided for in
Section 13.18(b) of this Agreement, throughout the Term of this Agreement, neither Licensee, nor any affiliate thereof shall, directly or indirectly, whether or not for profit, be engaged in, or have any financial interest greater than five percent (5%) equity in, the business of radio broadcasting as owner, operator, partner, consultant or employee of a radio station (i) the transmitter of which is within a radius of 50 miles from the transmitter site of the Station, and (ii) the format of which targets children six to twelve years of age (a "Children's Radio Station"). Licensee, or any affiliates thereof, shall be deemed to be engaged in or to have a financial interest in such a business if Licensee, or its affiliates, is a partner with any person that is engaged in such a business, or if Licensee or its affiliates directly or indirectly performs services for such a person, or beneficially owns an equity interest or interest convertible into equity, in any such entity, provided, however, that the foregoing shall not prohibit Licensee or its affiliates from owning for the purpose of passive investment less than five percent (5%) of any class of securities of a publicly held corporation.

                (b) Licensee, and any affiliate thereof, may acquire a Children's Radio Station the ownership of which would otherwise violate Section 13.18(a) of this Agreement, provided (i) the Children's Radio Station is acquired in connection with the acquisition of interests in other radio stations and (ii) the broadcast cash flow of the Children's Radio Station equals ten percent (10%) or less of the aggregate broadcast cash flow of the radio station(s) that were acquired in connection with the Children's Radio Station.

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                KIDSTAR INTERACTIVE MEDIA INC.



                                By: ____________________________________
                                Name:  _________________________________
                                Title: _________________________________


                                EVERGREEN MEDIA CORPORATION OF DETROIT



                                By: ____________________________________
                                Name:  _________________________________
                                Title: _________________________________

                                  SCHEDULE 1.1

                                  PROGRAMMING


          A. The Programming shall consist of one hundred sixty-five (165) hours per week on the Station in an entertainment format to be chosen by Time Broker, subject to Article 1 of this Agreement and subsection C of this schedule. The Programming shall include (a) news and weather information; (b) public service announcements (including, at Licensee's directive from time to time, a reasonable number of public service announcements of local interest supplied by Licensee or produced by Time Broker under Licensee's supervision);
(c) an announcement in form sufficient to meet the station identification requirements of the FCC at the beginning of each hour; (d) an announcement at the beginning of each segment of Programming to indicate that program time has been purchased by Time Broker; and (e) any other announcement that may be required by applicable law or regulation (including but not limited to EBS tests). Time Broker shall maintain and deliver to Licensee copies of all operating and programming information including without limitation information concerning portions of the Programming that are responsive to issues of public importance identified to Time Broker by Licensee, EBS announcements, and station operating logs, necessary for Licensee to maintain its FCC Public File, and all other records required to be kept by FCC rule or policy. Time Broker shall have the sole and exclusive right to sell advertising to be included in the Programming and shall be entitled to retain all the revenues derived from the sale thereof.

          B. Time Broker shall produce under Licensee's supervision and present three (3) hours a week on the Station public affairs programming that responds to the needs and interests of listeners in the Station's community of license. Time Broker may present such public affairs programming between 6:00 A.M. and 9:00 A.M. on Sundays or at such other times as the public interest calls for.

          C. Time Broker will carry and include in its Programming the sports programming, identified on Attachment A to this Schedule 1.1 as provided in the Sport Program Contracts, through December 31, 1996.

                                 SCHEDULE 12.12

                            ACTIONS AND PROCEEDINGS

None

                                 SCHEDULE 13.18

                      NON-COMPETITION COVENANT EXCEPTIONS


Radio Stations
- --------------

None